

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

<u>Via E-mail</u>
Aleksandrs Sviks
Marika Inc.
Chief Executive Officer
2360 Corporate Circle, Suite 400
Henderson, NV 89074

> **Re: Marika Inc.**
> **Form S-1**
> **Filed August 20, 2013**
> **File No. 333-190728**

Dear Mr. Sviks:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with

an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

3. Please provide us with your analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets consisting of cash and nominal other assets. If you conclude that your company is a shell company, please revise your prospectus to disclose conspicuously that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Risk Factors, page 5

4. In describing your business in relationship to a risk you sometimes refer to "products" and in at least two instances you refer to translation services. In another risk factor you describe the difficulty of attracting new translators. Based on a review of your proposed business it does not appear that you will be selling any products nor provide any translation services. Please review all your risk factors and revise to ensure that your risk factors are tailored to the services you plan to provide.

We operate in a highly competitive environment, Page 6.

5. This risk factor appears to be generic. Please revise your risk factor to discuss the specific competitive risk to your business as it appears that you will be competing against established internet listing companies like eBay and Craigslist. Please also eliminate your reference to translation services.

Management's Discussion and Analysis, page 14

6. We note your statements here that Marika Inc. is an online job marketplace that connects people or companies in need of professional translation with translators around the world, as well as your reference in the fifth paragraph on page 25 to Translation Group Inc. We note that in other places such as on page 3 and page 19 you describe your business as an errand and concierge service that will connect people in need of the performance of small tasks or errands with agents to perform those tasks. Please tell us your intended business

plan. Please update your document throughout, the above examples are not exhaustive, to consistently describe your intended business.

7. This significance to you of your agreement with Superakcijas Company is unclear, even though you have filed this agreement as a material contract. Considering the contract provides no assurances that Superakcijas will provide you with any minimum amount of business, please tell us why you believe this contract is material to you. Please also disclose whether you have retained agents such that you have the ability to act upon the "run errands services" you describe here, as needed.

Plan of Operation, page 15

8. In each of the headers in this section, please revise to clarify, if true, that that the amount of time needed is reflected in months following the close of your offering.

Type of Errands, page 16

9. In the second paragraph under this heading, you refer to the profitability of your operations. Please revise to clarify that even if you have revenues after starting to sell your services, there is no guarantee that you will ever become profitable.

Going Concern, page 17

10. Your disclosure in the third paragraph on page 18 indicates that $66,000 will only last you one year and yet elsewhere, such as on page 15, you indicate that $25,000 will allow you to "conduct [y]our proposed operations for a minimum period of one year." Please revise to clarify.

Description of Business, page 19

How it Works, page 20

11. We note that prior to listing an agent you will perform some background checks on an agent prior to listing the agent. We also note that eBay and Craigslist have been subject to lawsuits concerning criminal and civil disputes in connection to services offered by individuals listing services on their sites. Please revise your business discussion to address this issue. Please also consider adding a risk factor addressing this risk to your business.

The Competitive Advantages of Using our Services, page 20

12. Please augment you disclosure to discuss the competitive advantages of your services and website versus those of other internet listing companies that customers may access to obtain similar services like eBay and Craigslist.

Industry Overview, page 20

13. We note that you cite www.ibisworld.com as the source for the statement that the business concierge service industry has grown steadily over the last decade and it appears to be the source for the other industry data you provide in this section. Please provide us with a copy of the report(s) that support your statements appropriately marked to highlight the sections relied upon. We further note that the reference in this section is to the "business" concierge services. Your descriptions of your services are not limited to business concierge services. If there are different kinds of concierge services and they represent different markets and require different marketing, consider revising your business description to reflect these different markets.

Competition, page 21

14. It appears that you are attempting to enter a market place that is dominated by established internet service listing companies like eBay and Craigslist. Please revise your disclosure to discuss the specific competitive nature of the market you plan to enter and eliminate your reference to translation service providers as this does appear to be related to your proposed business.

Plan of Distribution, page 25

15. We note that Mr. Aleksandrs Sviks will be relying upon the safe harbor from broker-dealer registration found in Exchange Act Rule 3a-41. Please provide us with the basis for reliance upon such exemption.

Offering Period and Expiration Date, page 25

16. We note that you discuss the sale of 10,000,000 shares. However, your prospectus is only registering the sale of 5,000,000 shares. Please revise.

Procedure for Subscribing, page 26

17. Please file the subscription agreement referenced under this heading as an exhibit to your registration statement.

Where you can find more information, page 29

18. We note your disclosure that your fiscal year ends on October 31. From your financial statements, it appears that your fiscal year end is June 30. Please advise or revise.

Exhibit 5.1

19. Counsel's reference to Altair International Corp. here is unclear. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to its disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director